February 8, 2019

Craig Tooman
President and Chief Executive Officer
Aratana Therapeutics, Inc.
11400 Tomahawk Creek Parkway
Suite 340
Leawood, Kansas 66211

       Re: Aratana Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 14, 2018 and Amended April 27, 2018
           File No. 001-35952

Dear Mr. Tooman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance